FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of June, 2010
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.
TABLE OF CONTENTS

Item
1	Material fact dated June 24th, 2010.

MATERIAL FACT ANNOUNCEMENT
Further to the Material Fact Announcement number 117629, published on December 14, 2009, Banco Santander S.A. (“Banco Santander”) announces that it has filed today with the Securities and Exchange Commission (SEC) a Tender Offer Statement and Schedule 13e-3 Transaction Statement and other materials relating to the cash tender offer (the “Offer”) commenced through its wholly-owned subsidiary, Administración de Bancos Latinoamericanos Santander, S.L. (“ABLASA”), for all outstanding shares (the “Shares”) of common stock of Santander BanCorp not owned by ABLASA (9.4% of the share capital of Santander BanCorp approximately) at US$12.69 per share.
The Offer starts today and is scheduled to expire at 12:00 midnight, New York City time, on July 22, 2010, unless extended.
Following the consummation of the Offer, Banco Santander intends to consummate in Puerto Rico a short-form merger (the “Merger”) with Santander BanCorp in which any holders whose shares were not purchased in the Offer will receive the same price per share as was paid in the Offer.
Banco Santander will take the necessary steps to terminate the listing of the Shares on the New York Stock Exchange and Latibex after the completion of the Merger.
Shareholders who have their shareholding through Latibex will receive soon information on the mechanisms to sell their shares in the Offer.
The total consideration payable by Banco Santander in the Offer and the Merger is approximately US$55.8 million.
Boadilla del Monte (Madrid), June 24, 2010

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Santander BanCorp common stock. The solicitation and offer to buy Santander BanCorp’s common stock is being made pursuant to a tender offer statement on Schedule TO (including the offer to purchase and related materials).

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: June 24th, 2010	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President